

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2024

Jacob M. Chacko, M.D.
President and Chief Executive Officer
Oric Pharmaceuticals, Inc.
240 E. Grand Ave, 2nd Floor
South San Francisco, California 94080

      Re: Oric Pharmaceuticals, Inc.
            Registration Statement on Form S-3
            Filed January 26, 2024
            File No. 333-276719

Dear Jacob M. Chacko:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at 202-551-3635 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences

cc: Jennifer Knapp, Esq.